

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2025

Joseph Davy
Chief Executive Officer
Banzai International, Inc.
435 Ericksen Ave. NE, Suite 250
Bainbridge Island, WA 98110

      **Re: Banzai International, Inc.**
           **Preliminary Proxy Statement on Schedule 14A**
           **Filed January 2, 2025**
           **File No. 001-39826**

Dear Joseph Davy:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc:     Rachael Schmierer